Exhibit 12.1

Verint Systems Inc. and Subsidiaries

Ratios of Earnings to Fixed Charges

and

Ratios of Earnings to Combined Fixed Charges and Preference Security Dividends

(dollars in thousands)

	Three Months
	Ended
	April 30,	Year Ended January 31,
	2014	2014	2013	2012	2011	2010
Earnings:
Income (loss) before provision for income taxes	$(13,269)	$63,315	$67,764	$46,157	$38,525	$24,208
Add: Fixed charges	11,577	34,330	35,900	37,423	34,063	29,105
Subtract: Noncontrolling interest in pre-tax income of subsidiaries	(1,047)	(6,081)	(5,783)	(4,376)	(3,632)	(1,767)

	$(2,739)	$91,564	$97,881	$79,204	$68,956	$51,546

Fixed Charges and Preference Security Dividends:
Interest Expense, including amortization of discounts	$9,413	$27,119	$27,544	$29,237	$27,109	$23,078
Amortization of deferred debt-related costs	812	2,662	3,489	3,120	2,788	1,885
Interest component of rent expense	1,352	4,549	4,867	5,066	4,166	4,142

Total Fixed Charges	11,577	34,330	35,900	37,423	34,063	29,105
Dividends on convertible preferred stock (pre-tax)	—	211	18,883	18,118	17,433	16,774

Total Fixed Charges and Preference Security Dividends	$11,577	$34,541	$54,783	$55,541	$51,496	$45,879

Ratio of Earnings to Fixed Charges	*	2.7	2.7	2.1	2.0	1.8

Deficiency	$14,316	—	—	—	—	—

Ratio of Earnings to Fixed Charges and Preference Security Dividends	*	2.7	1.8	1.4	1.3	1.1

Deficiency	$14,316	—	—	—	—	—

*	Ratio for this period is less than 1.0.